Filed by Atlantic Union Bankshares Corporation

(Commission File No.: 001-39325)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sandy Spring Bancorp, Inc.

(Commission File No.: 000-19065)

The following materials were shared by Atlantic Union Bankshares Corporation (the “Company”) on October 25, 2024 on the Company’s website.

Atlantic Union Bank to acquire Sandy Spring Bank

To our customers –

I want to thank you for the opportunity to serve as your bank and to make sure you saw the exciting news we announced on Monday, October 21.

Our parent company, Atlantic Union Bankshares Corporation, has entered into a merger agreement to acquire Sandy Spring Bancorp (“Sandy Spring”). Headquartered in Olney, Maryland, Sandy Spring is a 100+ year bank that operates in Maryland, D.C. and Northern Virginia.

Once merged, the combined organization will continue to operate under the Atlantic Union Bank brand name. Following the merger, we will have 182 branches across Virginia, North Carolina and Maryland. This will create a powerful franchise that’s well positioned to serve the evolving personal and business product, service and technology needs of our customers.

This merger will allow us to serve our communities even better. We also announced a $9.5 billion Community Impact Plan to help strengthen economic growth and financial access throughout our new footprint.

While we will be expanding our network as the largest regional bank headquartered in Virginia, some things will never change – like our commitment to our customers, the communities we serve and our goal of delivering a best-in-class customer experience.

We expect to close the transaction in the third quarter of 2025, subject to customary closing conditions, including receipt of regulatory approvals. For now, it is business as usual, and you should continue to do your banking as you normally would at any Atlantic Union Bank branch, with your relationship manager or wealth advisor or through online and mobile banking.

It is important to note that, following the merger, the combined company will continue to use our operating systems, so there should be little to no impact to our existing customers’ accounts. We will let you know when you can begin taking advantage of our expanded footprint.

As various milestones are reached, we’ll keep you informed on our website or through email. If you have any questions in the meantime, please feel free to call our Customer Care Center at 800.990.4828, visit any of our branches or reach us at MergerQuestions@AtlanticUnionBank.com.

We look forward to serving your financial needs today and tomorrow. Thank you for banking with Atlantic Union Bank.

John C. Asbury
Chief Executive Officer
Atlantic Union Bankshares Corporation

Frequently Asked Questions

What was announced and what does it mean for Atlantic Union Bank?

On October 21, 2024, we announced that Atlantic Union Bankshares Corporation and Sandy Spring Bancorp have entered into a merger agreement, under which Sandy Spring Bank will merge into Atlantic Union Bank.

Why is Atlantic Union Bank acquiring Sandy Spring Bank?

Atlantic Union Bank and Sandy Spring Bank share a commitment to our customers and communities. Sandy Spring Bank has a robust network of branches throughout Maryland, DC and Northern Viriginia. After the merger, this larger network of branches will allow us to serve customers throughout the lower mid-Atlantic region from Maryland down into North Carolina with the commitment to customer service that people expect from Atlantic Union Bank.

Who is Sandy Spring Bank? How big are they? Where are they based?

Sandy Spring has operated for more than 100+ years and is the leading statewide regional bank in Maryland with approximately $14.4 billion in consolidated assets. Sandy Spring is Headquartered in Olney, MD and operates 53 branches and six financial centers in Maryland, Virginia and Washington, D.C.

What is the timing of the merger?

Subject to customary closing conditions, including receipt of regulatory and shareholder approvals, we expect the transaction to close in the third quarter of 2025.

Will Atlantic Union Bank’s name or headquarters location change?

No, following the merger, the combined organization will operate under the Atlantic Union Bank brand name, and we will remain headquartered in Richmond, Virginia.

How does this affect my Atlantic Union Bank accounts?

There should be no changes to your Atlantic Union Bank accounts as a result of the merger.

Will any Sandy Spring or Atlantic Union Bank branches be closed as a result of the merger?

We will evaluate the branch footprint, but no decisions about branch closures have been made at this time. We do expect to open 3 branches in low to moderate income census tracts as part of our Community Impact Plan that was announced as part of the merger.

Can I begin using either bank?

Not yet, you should continue to do your banking as you normally would at Atlantic Union Bank. We will let you know when you can begin taking advantage of our expanded footprint.

How will the combined bank continue to serve the community?

This merger will provide benefits to the communities we serve. As part of the merger announcement, we’ve also announced a 5-year $9.5 billion Community Impact Plan to help strengthen economic grow and expand financial access. That includes money committed to originate residential lending and spur economic mobility as well as community development lending, as well as grants and investments. Both Sandy Spring Bank and Atlantic Union Bank have been great partners to their local communities for over a hundred years, and that commitment to our customers and to each other will only be strengthened with this merger.

I have a question that isn’t answered here -- how can I get an answer?

Atlantic Union Bank customers can reach us at MergerQuestions@AtlanticUnionBank.com

Sandy Spring Bank customers can call their client service center at 800.399.5919.

Click here to view disclosures.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Atlantic Union Bankshares Corporation (“Atlantic Union”) and Sandy Spring Bancorp, Inc. (“Sandy Spring”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Atlantic Union or Sandy Spring or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approval, the approval by Atlantic Union’s shareholders or Sandy Spring’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Atlantic Union or Sandy Spring;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Atlantic Union and Sandy Spring operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Atlantic Union’s or Sandy Spring’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	a material adverse change in the financial condition of Atlantic Union or Sandy Spring; changes in Atlantic Union’s or Sandy Spring’s share price before closing;

•	risks relating to the potential dilutive effect of shares of Atlantic Union’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks;

•	other factors that may affect future results of Atlantic Union or Sandy Spring, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause Atlantic Union’s, Sandy Spring’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Atlantic Union’s, Sandy Spring’s or the combined company’s results.

Although each of Atlantic Union and Sandy Spring believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Atlantic Union or Sandy Spring will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Atlantic Union’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), quarterly reports on Form 10-Q, and other documents subsequently filed by Atlantic Union with the Securities Exchange Commission (“SEC”), and in Sandy Spring’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and its other filings with the SEC and quarterly reports on Form 10-Q, and other documents subsequently filed by Sandy Spring with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Atlantic Union, Sandy Spring or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Atlantic Union and Sandy Spring urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Atlantic Union and Sandy Spring. Forward-looking statements speak only as of the date they are made and Atlantic Union and/or Sandy Spring undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Atlantic Union intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Atlantic Union capital stock to be issued in connection with the proposed transaction and that will include a joint proxy statement of Atlantic Union and Sandy Spring and a prospectus of Atlantic Union (the “Joint Proxy Statement/Prospectus”), and each of Atlantic Union and Sandy Spring may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of Atlantic Union and the stockholders of Sandy Spring to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SHAREHOLDERS OF ATLANTIC UNION AND STOCKHOLDERS OF SANDY SPRING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC UNION, SANDY SPRING AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Atlantic Union and Sandy Spring. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Registration Statement, Joint Proxy Statement/Prospectus, as well as other filings containing information about Atlantic Union and Sandy Spring, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Atlantic Union by accessing Atlantic Union’s website at https://investors.atlanticunionbank.com or from Sandy Spring by accessing Sandy Spring’s website at https://sandyspringbancorp.q4ir.com/overview/default.aspx. Copies of the Registration Statement on Form S-4, the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Atlantic Union Investor Relations, Atlantic Union Bankshares Corporation, 4300 Cox Road, Glen Allen, Virginia 23060, or by calling (804) 448-0937, or to Sandy Spring by directing a request to Sandy Spring Investor Relations, Sandy Spring Bancorp, Inc., 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (301) 774-8455. The information on Atlantic Union’s or Sandy Spring’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Atlantic Union, Sandy Spring and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Union and stockholders of Sandy Spring in connection with the proposed transaction. Information about the interests of the directors and executive officers of Atlantic Union and Sandy Spring and other persons who may be deemed to be participants in the solicitation of shareholders of Atlantic Union and stockholders of Sandy Spring in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Atlantic Union and their ownership of Atlantic Union common stock is also set forth in the definitive proxy statement for Atlantic Union’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). Information about the directors and executive officers of Atlantic Union, their ownership of Atlantic Union common stock, and Atlantic Union’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in Atlantic Union’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), and in the sections entitled “Corporate Governance,” “Executive Officers” and “Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners” included in Atlantic Union’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). To the extent holdings of Atlantic Union’s common stock by the directors and executive officers of Atlantic Union have changed from the amounts of Atlantic Union’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Sandy Spring and their ownership of Sandy Spring common stock can also be found in Sandy Spring’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm) and other documents subsequently filed by Sandy Spring with the SEC. Information about the directors and executive officers of Sandy Spring, their ownership of Sandy Spring common stock, and Sandy Spring’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in Sandy Spring’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 20, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and in the sections entitled “Corporate Governance,” “Transactions with Related Persons” and “Stock Ownership Information” included in Sandy Spring’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm). To the extent holdings of Sandy Spring common stock by the directors and executive officers of Sandy Spring have changed from the amounts of Sandy Spring common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.